

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

December 31, 2015

Marc Montagner
Chief Financial Officer
Endurance International Group Holdings, Inc.
10 Corporate Drive, Suite 300
Burlington, MA 01803

     Re: **Endurance International Group Holdings, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed February 27, 2015
             File No. 001-36131

Dear Mr. Montagner:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                               Sincerely,

                                              /s/ Kathleen Collins

                                              Kathleen Collins
                                              Accounting Branch Chief
                                              Office of Information Technologies
                                              and Services